Exhibit 99.9

                         HOLTZMAN OPPORTUNITY FUND, L.P.
                     100 N. Wilkes-Barre Blvd., Fourth Floor
                             Wilkes-Barre, PA 18702
                                 (570) 822-6277
                            (570) 820-7014 Facsimile

January 5, 2006

Myron Kaplan
475 Grand Avenue
Englewood, New Jersey

Re: Sale of 816,000 shares of common stock of Whitehall Jewellers, Inc.

Dear Mr. Kaplan:

      In connection with the sale by you of shares of common stock of Whitehall Jewellers, Inc. ("Whitehall") to Holtzman Opportunity Fund, L.P. and Prentice Capital Management, L.P. (collectively "Holtzman"), we wish to confirm the following:

1. You have agreed to sell 816,000 shares of common stock of Whitehall (the "Stock") to Holtzman at a price of $1.20 per share, representing a total purchase price of $979,200 (the "Purchase Price"). In the event Newcastle Partners, L.P. ("Newcastle") consummates a tender offer for shares of Whitehall common stock at a price in excess of $1.20 per share, Holtzman shall also pay to you the difference between $1.20 per share and the per share price paid by Newcastle in connection with the tender offer payable on the same date that Newcastle pays the tendering Whitehall shareholders for their shares. The payment of the Purchase Price and the transfer of the Stock shall be completed on or before January 5, 2006, unless extended by mutual agreement of the parties (the "Closing Date").

2. You will immediately execute all documents and take all action necessary to transfer the Stock to Holtzman on or before the Closing Date. Additionally, you represent that you have all of the voting rights with regard to the Stock and that you will vote all of the Stock and shares owned by you as of the record date (for such special meeting described below) on Whitehall's white proxy card in favor of management's proposals which include, electing the Whitehall director nominees, approving the issuance of shares of Whitehall's common stock pursuant to the terms of Whitehall's secured convertible note and approving the amendment to Whitehall's Certificate of Incorporation to effect a 1 for 2 reverse stock split. The foregoing vote is in connection with the special meeting of the Company's shareholders scheduled on January 19, 2006. You must vote the Stock and shares owned as of the record date on Whitehall's white proxy card before January 10, 2006 to assure that the Stock is voted in a timely manner. Holtzman shall, on the Closing Date, forward the Purchase Price of

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      the Stock to you by wire transfer. Upon receipt of the Purchase Price, you shall immediately transfer the Stock to Holtzman.

3. You have made an independent decision to sell the Stock to Holtzman based on the information available to it, which you have determined is adequate for that purpose, and you have not relied on any information (in any form, whether written or oral) furnished by Holtzman, any of its representatives or any third person on their behalf in making that decision.

4. No party to this agreement has rendered any opinion to any other party as to whether the purchase or sale of the Stock is prudent or suitable, and no party to this Agreement is relying on any representation or warranty by any other party except as expressly set forth in this Agreement.

5. Each party acknowledges and represents that it is a sophisticated investor with respect to the Stock and it has adequate information concerning the business and financial condition of Whitehall and any affiliates of Whitehall, and understands the disadvantage to which any party may be subject on account of the disparity of information as between the parties. In this regard, you acknowledge that Holtzman has been, and continues to be, provided information concerning the operation of Whitehall, including but not limited to financial information, as a result of its participation in a thirty million dollar ($30,000,000) bridge loan to Whitehall. You further acknowledge that Holtzman is a shareholder of Whitehall and that Seymour Holtzman, the controlling manager of Holtzman Opportunity Fund, L.P. is a director nominee of Whitehall. Additionally, Jonathan Duskin ("Duskin"), a controlling person of Prentice Capital Management, L.P., is also a director nominee of Whitehall. Each party hereto believes, by reason of its business or financial experience, that it is capable of evaluating the merits and risks of the sale and of protecting its own interests in connection with the purchase and sale of the Stock.

6. You acknowledge that Holtzman, Seymour Holtzman, Efrem Gerszberg, Duskin and their affiliates may possess material non-public information not known to you regarding or relating to Whitehall or the Stock, including, but not limited to, information concerning the business, financial condition and any prospects or restructuring plans of Whitehall. You further acknowledge that neither Holtzman, Efrem Gerszberg, Seymour Holtzman, Duskin nor their affiliates shall have any liability whatsoever (and you hereby waive and release all claims that you may otherwise have) with respect to the nondisclosure of any such information, whether before or after the date of this Agreement.

7. Each party hereto expressly releases the other party, their affiliates, successors and/or assigns and their respective officers, directors, employees, agents, trustees and controlling persons from any and all liabilities arising from the failure to disclose non-public information with respect to Whitehall or the Stock, and each party agrees to make no claim against the other party, their affiliates, successors and/or assigns and their respective officers, directors, employees, managers, agents, trustees and controlling persons in respect of the sale of the Stock relating to any failure to disclose such non-public information.

      [Paragraph 8 continued on next page]

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8.    Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

                                         Holtzman Opportunity Fund, L.P.
                                         By: Holtzman Financial Advisors, LLC,
                                             Its General Partner

                                         By: /s/ Seymour Holtzman
                                             -----------------------------------
                                             Printed Name: Seymour Holtzman
                                             Its: Managing Director


                                             Prentice Capital Management, L.P.

                                         By: /s/ Jonathan Duskin
                                             -----------------------------------
                                             Printed Name: Jonathan Duskin
                                             Its: Managing Director


AGREED TO
and accepted this 5th day of January, 2006

/s/ Myron Kaplan
------------------------
Myron Kaplan